UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________________ to ___________________

Commission File Number: 001-35388

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

PROSPERITY BANCSHARES, INC.
401(k) PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PROSPERITY BANCSHARES, INC.
PROSPERITY BANK PLAZA
4295 SAN FELIPE
HOUSTON, TEXAS 77027

Schedules other than those listed above are omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm

To the Prosperity Bancshares, Inc. 401(k)

  Profit Sharing Plan Committee and Participants

We have audited the accompanying statements of net assets available for benefits of the Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule H, line 4i - schedule of assets (held at end of year) as of December 31, 2016 has been subjected to the audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Act of 1974.   In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Melton & Melton L.L.P.

Houston, Texas

June 29, 2017

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS
Investments, at fair value:
Prosperity Bancshares, Inc. common stock	$36,161,114	$27,470,826
Mutual funds	119,424,608	108,450,650
Collective investment trust	15,296,286	13,774,029
Money market funds	22,925,159	17,326,182
	193,807,167	167,021,687
Notes receivable from participants	4,002,512	3,916,931
Other receivable	433,140	—
Cash	2,500,343	—
TOTAL ASSETS	200,743,162	170,938,618
LIABILITIES
Other liabilities	743,104	72,120
TOTAL LIABILITIES	743,104	72,120
NET ASSETS AVAILABLE FOR BENEFITS	$200,000,058	$170,866,498

The accompanying notes are an integral part of these financial statements.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2016

ADDITIONS
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$18,231,796
Interest and dividends	7,003,351
25,235,147
Interest income on notes receivable from participants	160,046
Contributions:
Participants’ rollovers	2,589,583
Participants’ elective deferrals	10,556,626
Employer’s matching	4,531,266
17,677,475
Transfer of plan assets in	3,883,040
TOTAL ADDITIONS	46,955,708
DEDUCTIONS
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants or beneficiaries	17,417,117
Administrative expenses	405,031
TOTAL DEDUCTIONS	17,822,148
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	29,133,560
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	170,866,498
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$200,000,058

The accompanying notes are an integral part of these financial statements.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan's document, which was restated effective January 1, 2016 to incorporate language and provisions from the Pension Protection Act, for a more complete description of the Plan’s provisions.

A. General

The Plan is a defined contribution plan covering all full-time and part-time employees of Prosperity Bank (the “Bank”), a wholly owned subsidiary of Prosperity Bancshares, Inc., who have completed at least three (3) months of service and are twenty-one (21) years of age or older. An employee’s entry date is the first day of the month coinciding with or next following the date they satisfy the eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Bank completed the acquisition of Tradition Bank on January 1, 2016.  In conjunction with the transaction, accounts of the acquired employees participating in their previous employer's qualified plan were transferred to the Plan in a bank-to-bank transaction, as provided in the Plan documents.  The total amount of assets transferred on April 1, 2016 was $3,883,040.

During 2016, the Plan's assets were transferred to Fidelity Brokerage Services, LLC from TD Ameritrade Trust Company. In addition, the Plan removed TD Ameritrade Trust Company as the custodian of plan assets and paying agent and appointed Fidelity Brokerage Services, LLC as custodian of plan assets and Fidelity Personal Trust Company as paying agent.

With the restatement of the Plan document effective January 1, 2016, the Plan removed First Trust Corporation as the Corporate Trustee and appointed Prosperity Bank Trust Department as the new Corporate Trustee.

B. Contributions

Each year a participant may contribute up to the maximum amount allowable of his or her total salary on a pre-tax basis. If a participant is age fifty (50) or older, they may elect to defer additional amounts as catch-up contributions. Participants may change their contribution percentage on the first day of each plan quarter or stop contributing at any time. Participants are also permitted to deposit into the Plan distributions from other plans and certain IRAs as rollover contributions.

The Bank, at its discretion, may contribute to the Plan, a matching contribution which is determined annually. In 2016, the Bank matched fifty percent (50%) of the participants’ contributions subject to certain limitations, excluding catch-up contributions, up to fifteen percent (15%) of their eligible compensation on a pay period basis. The Bank may also make a discretionary profit sharing contribution. No profit sharing contributions were made during 2016.

C. Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) employer matching contributions and (b) Plan earnings (losses), and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. At December 31, 2016 and 2015, all investments of the Plan were participant-directed.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 1 – DESCRIPTION OF PLAN (CONTINUED)

D. Vesting

Participants are immediately vested in their contributions plus actual earnings (losses) thereon. Vesting in the employer matching contribution of participant accounts plus actual earnings (losses) thereon is based on years of continuous service. To qualify for a year of service for vesting purposes, the participant must complete one thousand (1,000) hours of service in that calendar year. Participants vest twenty percent (20%) per year after 2 years of service and are one hundred percent (100%) vested after 6 years of service.

E. Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or fifty percent (50%) of their vested account balance. Loan terms generally range from 1 - 5 years, but can be longer if the loan is used to purchase a principal residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with the local prevailing rates. Principal and interest are paid ratably through monthly payroll deductions. A participant may have only one outstanding loan at any time.

F.Payment of Benefits

A participant may receive a lump-sum amount, equal to the vested value of the participant’s account, due to a separation of service, death, disability or retirement.  The Plan does permit hardship distributions. Hardship withdrawals are governed by Internal Revenue Service (“IRS”) regulations and are permitted to satisfy certain immediate and heavy financial needs.  In-service distributions are not permitted; however, distributions from a participant's rollover account may be made at any time.

G. Forfeitures

Forfeited balances of terminated participants’ nonvested accounts are used by the Plan for several purposes, such as the payment of Plan administrative expenses or the reduction of employer matching contributions. During the year ended December 31, 2016, $111,640 in forfeitures was used to pay Plan administrative expenses and $372,309 was used to reduce employer contributions during the year.  As of December 31, 2016 and 2015, the forfeitures account had a balance of $354,527 and $290,047, respectively.

H. Plan Termination

Although it has not expressed any intent to do so, the Bank has the right to terminate the Plan at any time. In the event of Plan termination, participants will become one hundred percent (100%) vested in their accounts. The Bank will direct the distribution of participants’ accounts in a manner permitted by the Plan as soon as practicable.

I.Investment Options

Upon enrollment in the Plan, a participant may direct his or her contributions in various investment options totaling one hundred percent (100%). Participants may change their investment options at any time. Employer matching contributions are matched to the funds designated by the participant.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Basis of Accounting

The accompanying financial statements and supplemental schedule have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

B. Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

C.Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  No allowance for credit losses has been recorded as of December 31, 2016 or 2015.  Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

D.Payment of Benefits

Benefits are recorded when paid.

E.Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement (“Topic 820”): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which exempts investments measured using the net asset value (“NAV”) practical expedient in Topic 820, Fair Value Measurements, from categorization within the fair value hierarchy. The guidance requires retrospective application and is effective for fiscal years, and interim periods within those years, beginning after December 15, 2016. Plan management has chosen not to early adopt this guidance. The guidance will only impact disclosure.

F.Investment Valuation and Income Recognition

Investments are reported at fair value, which is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for discussion of fair value measurements.  Valuations of the Plan assets are generally made every business day. Net appreciation in fair value of investments includes realized gains and losses on investments sold during the year and unrealized appreciation (depreciation) of investments held at year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

G.Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Bank and are excluded from these financial statements.  Fees related to the administration of notes receivable from participants, distributions, and an annual administrative fee are charged directly to the related participant's account and are included in administrative expenses.  Other administrative, trust, audit, and stock transaction fees are paid by the Plan and are also included in administrative expenses.  Investment related expenses are included in net appreciation in fair value of investments.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 3 - FAIR VALUE MEASUREMENTS

The Plan utilizes the provisions of Accounting Standards Codification ("ASC") 820, Fair Value Measurements and Disclosures, with respect to its investments. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

• Level 1 - Quoted prices in active markets for identical assets or liabilities.

•

Level 2 - Inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

Prosperity Bancshares, Inc. Common Stock: Common stock is valued at the closing price reported on the active market on which the individual security is traded.

Mutual Funds: Investments in registered investment companies are stated at fair value based upon quoted market prices of the net asset value of shares held by the Plan at year-end.

Collective Investment Trust:  The Plan's investment in the Reliance Trust Company Stable Value Fund Collective Investment Trust, Series 25157 is valued at the fair value of the Contract as determined by Metropolitan Life Insurance Company ("MetLife") based on prices of the underlying investments in MetLife separate accounts.  MetLife guarantees that the rate will never be less than zero.  MetLife's estimated value of the guarantee is presented as a wrapper.  The fair value of the wrapper is determined by the discounted revenue method, being 15 basis points of the guaranteed value over five years discounted by the LIBOR swap curve.  If a participating plan terminates participation in the trust, the lesser of the guaranteed (contract) value or the fair value will be received.

Money Market Funds: Money market funds are valued at carrying value, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair values of certain financial instruments could result in different fair value measurements at the reporting date.

The inputs and methodologies used for valuing securities are not an indication of the risk associated with investing in those securities.  There have been no changes in the methodologies used at December 31, 2016 or 2015.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

The following tables set forth the Plan's assets at fair value by level within the fair value hierarchy as of:

	December 31, 2016
	Level 1	Level 2	Level 3	Total
Prosperity Bancshares, Inc. common stock	$36,161,114	$—	$—	$36,161,114
Mutual funds	119,424,608	—	—	119,424,608
Collective investment trust	—	15,296,286	—	15,296,286
Money market funds	22,925,159	—	—	22,925,159
TOTAL INVESTMENTS, at fair value	$178,510,881	$15,296,286	$—	$193,807,167

	December 31, 2015
	Level 1	Level 2	Level 3	Total
Prosperity Bancshares, Inc. common stock	$27,470,826	$—	$—	$27,470,826
Mutual funds	108,450,650	—	—	108,450,650
Collective investment trust	—	13,774,029	—	13,774,029
Money market funds	17,326,182	—	—	17,326,182
TOTAL INVESTMENTS, at fair value	$153,247,658	$13,774,029	$—	$167,021,687

NOTE 4 - CREDIT RISK

The Plan provides for various investment options of stocks, mutual funds, fixed income securities, and other investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and the amounts reported in participant accounts.

NOTE 5 - TAX STATUS

The Plan adopted a prototype nonstandardized profit sharing plan with CODA established by Alliance Benefit Group of Houston Inc. The prototype plan sponsor obtained a favorable opinion letter dated September 30, 2014. According to the prototype plan, the Plan’s assets are qualified pursuant to Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Plan’s income is exempt from income taxes. Various changes related to the operation of the Plan have been made to the Plan document. The Plan has not requested a determination letter from the IRS, but the Bank believes the Plan qualifies and operates as designed. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

NOTE 6 - PARTY-IN-INTEREST TRANSACTIONS

The Plan allows transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Bank. Certain Plan investments were shares of various investments that were owned and managed by TD Ameritrade Trust Company (“TDATC”) through May 2016. Fees of $19,134 were paid to TDATC during 2016.  Fidelity Brokerage Services, LLC and Prosperity Bank Trust Department were also parties-in-interest.  Fidelity Brokerage Services, LLC received $16,230 in fees during 2016 and Prosperity Bank Trust Department received $120,000 in fees during 2016.  The Plan invests in common stock of Prosperity Bancshares, Inc. and issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions. There have been no known prohibited transactions with parties-in-interest.

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of the Form 5500:

2016
Net assets available for benefits per the financial statements	$200,000,058
Less: Amounts allocated to withdrawing participants	1,808,040
NET ASSETS AVAILABLE FOR BENEFITS PER THE FORM 5500	$198,192,018

The following is a reconciliation of net increase in net assets available for benefits per the financial statements for the year ended December 31, 2016:

Net increase in net assets available for benefits per the financial statements	$29,133,560
Less: Amounts allocated to withdrawing participants	1,808,040
NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS PER THE FORM 5500	$27,325,520

Amounts allocated to withdrawing participants are recorded in the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2016, but not yet paid as of that date.

NOTE 8 - SUBSEQUENT EVENTS

The Plan has evaluated subsequent events from December 31, 2016, through the date the financial statements were available to be issued, and found no subsequent events.

SUPPLEMENTAL SCHEDULE

PROSPERITY BANCSHARES, INC. 401(k) PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2016

EIN: 74‑2331986
Plan No. 001

(a) Party- in- Interest	(b) Identity of Issue or Issuer	(c) Description of Investment	(d) Cost	(e) Current Value
*	Prosperity Bancshares, Inc. Money Market	Money Market	**	22,925,159
*	Prosperity Bancshares Inc. Common Stock	Common Stock	**	36,161,114
	Allianz NFJ Small-Cap Value Fund Inst.	Mutual Fund	**	1,392,340
	AMCAP Fund Inc. America R-6	Mutual Fund	**	4,947,624
	American Balanced Fund R-6	Mutual Fund	**	9,135,517
	American Beacon Small Cap Value Inst.	Mutual Fund	**	2,957,648
	American Capital Income Builder R-6	Mutual Fund	**	3,481,000
	American Capital World Growth and Income	Mutual Fund	**	4,674,525
	American EuroPacific Growth R	Mutual Fund	**	10,165,479
	American Fundamental Investors Inc.	Mutual Fund	**	8,390,817
	American Growth Fund of America R	Mutual Fund	**	8,166,688
	American Income Fund of America R-6	Mutual Fund	**	3,434,289
	American Investment Company of America	Mutual Fund	**	5,978,471
	American Mutual Fund R-6	Mutual Fund	**	5,232,603
	American Funds New Perspective R-6	Mutual Fund	**	2,923,728
	American Washington Mut Invs	Mutual Fund	**	3,680,521
	Calvert Equity Portfolio Fund I	Mutual Fund	**	882,819
	Columbia Mid Cap Index	Mutual Fund	**	8,238,003
	FMI International Fund Investor Class	Mutual Fund	**	81,937
	Templeton Global Bond R-6	Mutual Fund	**	5,610,401
	Neuberger Berman Real Estate Fund Inst.	Mutual Fund	**	4,670,472
	Oppenheimer Developing Markets Fund I	Mutual Fund	**	4,298,234
	PIMCO Total Return Fund Inst.	Mutual Fund	**	11,349,687
	Sentinel Small Company Fund I	Mutual Fund	**	5,668,658
	Vanguard Mid Cap Growth Investor	Mutual Fund	**	234,851
	Vanguard Small Cap Index Admiral	Mutual Fund	**	453,951
	Vanguard 500 Index Admiral	Mutual Fund	**	956,106
	Vanguard Interm-Term Bond Index Admiral	Mutual Fund	**	2,418,239
	Reliance Trust Company Stable Value Fund Collective Investment Trust, Series 25157	Collective Investment	**	15,296,286
				193,807,167
*	Participant Loans	Interest rate range: 3.25% to 4.75% with varying maturity dates	0	4,002,512
				$197,809,679

*A party-in-interest defined by ERISA.

**Cost information is omitted, as these accounts are participant directed.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

June 29, 2017	Prosperity Bancshares, Inc. 401(k) Profit Sharing Plan

Prosperity Bank Trust Department, as Trustee

  /s/  Steve Exter

Steve Exter

Senior Trust Officer

Prosperity Bank

Index to Exhibits

Exhibit No.Description

23.1	Consent of Melton & Melton, L.L.P., Independent Registered Public Accounting Firm